

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4628

October 23, 2009

Mr. G. Kregg Lunsford
Executive Vice President and Chief Financial Officer
Cal Dive International, Inc.
2500 City West Boulevard, Suite 2200
Houston, Texas 77042

      **Re:    Cal Dive International, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed February 23, 2009
              File No. 001-33206**

Dear Mr. Lunsford:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                       Sincerely,

                       Karl Hiller
                       Branch Chief